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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 -------------

                                SCHEDULE 13D/A

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2

                              (AMENDMENT NO. 12)

                             ATLANTIC REALTY TRUST

                               (NAME OF ISSUER)

        COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
        --------------------------------------------------------------
                         (Title of Class of Securities)


                                  048798-10-2
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 MILTON COOPER
                           KIMCO REALTY CORPORATION
                            3333 NEW HYDE PARK ROAD
                         NEW HYDE PARK, NY 11042-0020
                                (516) 869-9000
        --------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                MARCH 28, 2005
        --------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                        (Continued on following pages)
                              (Page 1 of 8 Pages)
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

CUSIP No. 048798-10-2                                          Page 2 of 8 Pages

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1.   NAMES OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kimco Realty Corporation

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  /  /

                                                                       (b)  /  /
--------------------------------------------------------------------------------
3.   SEC USE ONLY
-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            /  /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
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 Number of      7.  SOLE VOTING POWER
  Shares             355,498
            --------------------------------------------------------------------
Beneficially    8.  SHARED VOTING POWER
 Owned By            962,289
            --------------------------------------------------------------------
   Each         9.  SOLE DISPOSITIVE POWER
 Reporting           355,498
            --------------------------------------------------------------------
Person With     10. SHARED DISPOSITIVE POWER
                      962,289
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,317,787
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /  /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     37.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON REPORTING

     CO
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

CUSIP No. 048798-10-2                                          Page 3 of 8 Pages

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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     Kimco Realty Services, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  /  /
                                                                       (b)  /  /
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC, AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            /  /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
 Number of      7.  SOLE VOTING POWER
  Shares            none
            --------------------------------------------------------------------
Beneficially    8.  SHARED VOTING POWER
 Owned By           962,289
            --------------------------------------------------------------------
   Each         9.  SOLE DISPOSITIVE POWER
 Reporting          none
            --------------------------------------------------------------------
Person With     10. SHARED DISPOSITIVE POWER
                    962,289
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     962,289
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                            /  /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON REPORTING

     CO
--------------------------------------------------------------------------------

CUSIP No. 048798-10-2                                          Page 4 of 8 Pages

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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     Milton Cooper
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  /  /
                                                                       (b)  /  /
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            /  /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
 Number of      7.  SOLE VOTING POWER
  Shares            29,824
            --------------------------------------------------------------------
Beneficially    8.  SHARED VOTING POWER
 Owned By           3,127
            --------------------------------------------------------------------
   Each         9.  SOLE DISPOSITIVE POWER
 Reporting          29,824
            --------------------------------------------------------------------
Person With     10. SHARED DISPOSITIVE
                    POWER
                    3,127
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     32,951
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /  /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON REPORTING

     IN
--------------------------------------------------------------------------------

           This Amendment No. 12 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, April 30, 1998, September 20, 1999, August 10, 2000, August
23, 2000, August 9, 2001, January 31, 2003, August 3, 2004 and February 24, 2005
by Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services") (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the
Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

           On March 28, 2005, Kimco and the Company entered into an Indemnification Agreement (the "Indemnification Agreement"), pursuant to which the Company agreed to permit Kimco to enter the Hylan Center property (the "Property") to conduct due diligence and Kimco agreed to indemnify the Company against certain claims, damages, costs and liability which may result from such diligence. Kimco also agreed to treat any information concerning the Property furnished by the Company or obtained by Kimco in the course of its diligence as strictly confidential.

           Pursuant to the Indemnification Agreement, the Company also agreed for the forty five day period beginning on March 28, 2005 (such period, the "Exclusivity Period"), not to, directly or through its officers, directors, employees, affiliates, brokers, investment bankers, attorneys and other agents and representatives (collectively, "Representatives"), solicit, encourage, engage in negotiations or discussions with, or furnish any confidential information or data to, any third party (other than Kimco) relating to a potential or actual proposal to acquire any of the capital stock or assets of the Company, including the Property (an "Acquisition Proposal") and to cease and instruct its Representatives to immediately cease any such activities. The Company agreed to promptly provide Kimco with any written Acquisition Proposals, and promptly inform Kimco of the material terms of any oral Acquisition Proposals, received by the Company or its Representatives during the Exclusivity Period. The foregoing description of the Indemnification Agreement is qualified in its entirety by reference to the Indemnification Agreement which is attached as an exhibit hereto and incorporated herein by reference.

           Kimco is not under any legal obligation of any kind whatsoever with respect to any transaction concerning the purchase and sale of the Property by virtue of the Indemnification Agreement or otherwise and has no obligation to continue to pursue any such transaction. Kimco, Services and Milton Cooper each reserves the right, based on all relevant factors, and in each case subject to the provisions of the Standstill Agreement (as defined in the Schedule 13D), to acquire additional Shares, to dispose of all or a portion of its holdings of Shares, to modify, amend or rescind any proposals with respect to the Property (including the Proposal (as defined in the Schedule 13D)), to make any alternative proposals with respect to an acquisition of Shares or assets of the Company, a merger, a reorganization or any other extra-ordinary transaction involving the Company or its assets, or to change its intention with respect to any or all of the matters referred to in this Item 4.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response to Item 4 is incorporated herein by reference.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 9. Indemnification Agreement, dated as of March 28, 2005, by and among the Company and Kimco.

                                   SIGNATURE

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    KIMCO REALTY CORPORATION



                                    By:    /s/ Milton Cooper
                                       -----------------------------------------
                                       Name:   Milton Cooper
                                       Title:  Chairman and Chief
                                               Executive Officer

                                    KIMCO REALTY SERVICES, INC.


                                    By:    /s/ Milton Cooper
                                       -----------------------------------------
                                       Name:   Milton Cooper
                                       Title:  President


                                    /s/ Milton Cooper
                                    --------------------------------------------
                                    Milton Cooper
March 28, 2005

                                 Exhibit Index


Exhibit 9. Indemnification Agreement, dated as of March 28, 2005, by and among Atlantic Realty Trust and Kimco Realty Corporation.